ANTHONY L.G., PLLC

laura aNTHONy, esq GEOFFREY ASHBURNE, ESQ* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ***	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

OF COUNSEL: MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA KIMBERLY L. RUDGE, ESQ STUART REED, ESQ MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

February 24, 2020

VIA ELECTRONIC EDGAR FILING

Jennifer López

Katherine Bagley

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 006, LLC; CIK No. 0001800977 Draft Offering Statement on Form 1-A (DOS) Submitted January 28, 2020 Offering Statement on Form 1-A, filed February 24, 2020

Dear Ms. López and Ms. Bagley:

We have electronically filed herewith on behalf of Masterworks 006, LLC (the “Company”) an offering statement on Form 1-A (“Form 1-A”), the Draft Offering Statement on Form 1-A (DOS) was submitted January 28, 2020. The Form 1-A is marked with < R > tags to show changes made from the DOS Form 1-A submitted on January 28, 2020. In addition, we have included a narrative response herein keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Scott W. Lynn dated February 24, 2020. We trust you shall deem the Form 1-A and the contents of this transmittal letter responsive to your comment letter.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

February 24, 2020

Offering Circular Cover Page, page 1

Comment:

We note your disclosure that “[a]ll Class A shares will be initially offered in all jurisdictions at the same price that is set forth in this offering circular” (emphasis added). Please confirm your understanding that at the market offerings, by or on behalf of the issuer or otherwise, are not permitted under Regulation A. See Rule 251(d)(3)(ii) of Regulation A.

Response:

In response to the Staff’s comment, the Company has deleted the word “initially” from page 1 and page 9 of the Form 1-A. The Company hereby confirms its understanding of the prohibition against “at the market offerings” under Regulation A. The Company further confirms that it has no intention of changing the offering price during the pendency of the offering.

If the Staff has any further comments regarding the form 1-A or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Katherine Bagley/ U.S. Securities and Exchange Commission
Jennifer López/U.S. Securities and Exchange Commission
Joshua B. Goldstein/Masterworks 006, LLC
Craig D. Linder, Esq./Anthony L.G., PLLC

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